UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NATIONAL INTERSTATE CORPORATION

(Name of Issuer)

Common Shares, Par Value $.01 Per Share

(Title of Class of Securities)

63654U 10 0

(CUSIP Number)

Alan R. Spachman

1 Westbury Park Way, Suite 101

Bluffton, South Carolina 29910

(843) 757-3838

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 19, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

EXPLANATORY NOTE

This Amendment No. 1 to the Schedule 13D filed by Alan R. Spachman with respect to the Common Shares, $.01 par value per share (the “Common Shares”), of National Interstate Corporation (the “Company”) on February 14, 2014 (the “Schedule 13D”) amends and supersedes in their entirety the items contained in the Schedule 13D that are set forth below.

Item 4.	Purpose of Transaction.

Mr. Spachman filed his initial Schedule 13G with respect to shares of the Company on February 2, 2005.

On February 5, 2014, Great American Insurance Company ( “Purchaser”), an Ohio corporation and wholly-owned subsidiary of American Financial Group, Inc., an Ohio corporation (“Parent”), commenced a tender offer (the “Tender Offer”) to purchase all the outstanding Common Shares of the Company, other than Common Shares owned by Purchaser, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 5, 2014 (as amended on February 18, 2014 and as it may be further amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal. The Tender Offer is further described in a Tender Offer Statement on Schedule TO, which was originally filed by Purchaser and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2014 (as amended on February 18, 2014 and as may be further amended or supplemented from time to time, the “Schedule TO”). Parent and Purchaser issued a press release on February 18, 2014 to increase the purchase price offered in the Tender Offer from the original price of $28 per Common Share to $30 per Common Share, in each case net to the seller in cash, without interest and less any applicable withholding of taxes.

Under Rule 14e-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the board of directors of the Company is required to review the Tender Offer and make a statement disclosing that the Company recommends acceptance or rejection of the Tender Offer, expresses no opinion and is remaining neutral towards the Tender Offer or is unable to take a position with respect to the Tender Offer. The Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on February 19, 2014 that stated that the board of directors of the Company has determined not to express an opinion on the Tender Offer and to remain neutral with respect to the Tender Offer.

On February 19, 2014, Mr. Spachman filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Spachman Schedule 14D-9”) with the SEC setting forth his recommendation that the Company’s shareholders not tender their Common Shares into the Tender Offer for the reasons set forth therein. The information set forth under “Item 4. The Solicitation or Recommendation” in the Spachman Schedule 14D-9 attached as Exhibit 1 hereto is incorporated in this Item 4 by reference.

Mr. Spachman reserves the right to formulate plans and/or make proposals, and to take actions with respect to his investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 7.	Material to Be Filed as Exhibits.

1. Solicitation/Recommendation Statement on Schedule 14D-9 filed by Mr. Spachman on February 19, 2014 (incorporated by reference to such filing)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 19, 2014

/s/ Alan R. Spachman
Alan R. Spachman